Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”), dated as of September 11, 2008, reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance for the three months ended July 31, 2008 (“Q1 2009”) representing the Company’s first quarterly period of fiscal 2009, in comparison to the three months ended July 31, 2007 (“Q1 2008”). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s 2009 first quarterly consolidated financial statements and accompanying notes.

The Company’s Q1 2009 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States. The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to gold price and other commodity price fluctuations; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to environmental regulation and liability; risks related to hedging activities; political and regulatory risks associated with mining and exploration; and other risks and uncertainties related to the Company’s prospects, properties and business strategy detailed elsewhere in this MD&A and in the Company’s Annual Information Form for the year ended April 30, 2008 (incorporated by reference into the Company’s Form 40F on file with the US Securities and Exchange Commission). Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1. Overview

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and with development and exploration assets in Central America. Pacific Rim’s primary asset and focus of its growth strategy is the El Dorado gold project in El Salvador. The Company is also generating and exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

Pacific Rim’s shares trade under the symbol PMU on both the American Stock Exchange and the Toronto Stock Exchange.

The Company’s technical and corporate activities for the three months ended July 31, 2008 include:

  In May 2008 the Company restarted work on the El Dorado gold project feasibility study, which had been put on hold in March 2007 in order to drill define the Balsamo gold deposit, quantify its gold resources and include them in the feasibility study. Completion of the feasibility study will provide the Company and its shareholders with a mine plan for El Dorado based on the updated resource estimate and current input and commodity prices. The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008. The El Dorado feasibility study is described in Section 3.1.3.

  In July 2008 the Company suspended drilling activity at its El Dorado project and commenced the lay off of El Salvador-based staff, having made the decision to reduce its El Salvador exploration and investment activity until such time as the Government of El Salvador grants a mining permit for the El Dorado project. El Dorado is described in Section 3.1, with Permitting detailed in Section 3.1.4.

  During Q1 2009 the Company incurred a loss of $3.3 million and as at July 31, 2008 has an accumulated deficit of $78.0 million. The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes. These conditions and risks cast substantial uncertainty on the validity of the going concern assumption as presented in the notes to the financial statements.

2. Selected Quarterly Financial Information

The following financial data are derived from the Company’s first quarterly consolidated financial statements for the three month periods ended July 31, 2008 and 2007:

	Three Months Ended July 31, 2008	Three Months Ended July 31, 2007
Summarized Statement of Loss*
Revenue	$1,808	$1,339
Operating costs	$1,204	$139
Exploration expenditures	$2,451	$2,346
Loss for the period	$(3,269)	$(1,459)
Loss per share (basic and diluted)	$(0.03)	$(0.01)
Weighted average shares outstanding (basic and diluted)	116,915,460	109,781,960

Summarized Statement of Cash Flows*
Cash Flow used for operating activities	$(3,329)	$(3,003)
Cash Flow provided by investing activities	$2,084	$1,379
Net decrease in cash and cash equivalents	$(1,245)	$(1,624)

	at July 31, 2008	at April 30, 2008
Summarized Balance Sheet*
Cash and cash equivalents	$677	$1,922
Cash and cash equivalents, short term investments and inventories	$3,900	$7,444
Total assets	$14,704	$18,270
Total liabilities	$5,646	$6,109
Working Capital	$1,580	$4,723

*all amounts in thousands of US dollars except share and per share amounts

3. Significant Exploration Projects

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. During Q1 2009 the Company suspended drilling activity at the El Dorado project in order to preserve capital and reduce its El Salvador investment activity until such time as the Government of El Salvador grants a mining permit for the El Dorado project.

The Company conducted a limited drilling program on its Santa Rita gold project in El Salvador during Q1 2009. The impetus of this small drill program was to test the Trinidad vein system, known to contain gold on surface, and to meet expenditure obligations related to the Santa Rita exploration licence.

The Company’s exploration work during Q1 2009 is discussed below. Additional details and background information regarding the Company’s exploration projects are provided in its 2008 Annual Report available at www.pacrim-mining.com or www.sedar.com.

3.1 El Dorado Gold Project, El Salvador

3.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. Pacific Rim has defined 6 gold deposits to date within the El Dorado project area including the Minita, South Minita and Balsamo deposits that host the bulk of the project’s resources and are the primary subject of a feasibility study for El Dorado that is currently in progress.

Readers are referred to the Company’s 2008 Annual Report for a thorough description of the El Dorado project claims and tenure.

3.1.2 Resources

On January 17, 2008 (during fiscal 2008) the Company published the results of a resource estimate for the El Dorado project that tabulated the following:

  Measured Resources of 780,100 tonnes grading 12.39 grams gold equivalent per tonne (11.31 grams gold per tonne and 75.76 grams silver per tonne) for a total of 310,800 gold equivalent ounces (283,600 gold ounces and 1,900,200 silver ounces)
  Indicated Resources of 3,496,800 tonnes grading 9.96 grams gold equivalent per tonne (9.00 grams gold per tonne and 67.45 grams silver per tonne) for a total of 1,119,700 gold equivalent ounces (1,011,500 gold ounces and 7,582,300 silver ounces)
  Total Measured and Indicated gold equivalent resources of 1,430,500 ounces grading 10.40 grams gold equivalent per ounce
  Additional Inferred Resources of 839,300 tonnes grading 10.47 grams gold equivalent per tonne (9.45 grams gold per tonne and 70.89 grams silver per tonne) for a total of 282,400 gold equivalent ounces (255,000 gold ounces and 1,913,000 silver ounces)

The mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC. Readers are referred to the Cautionary Note Regarding Resource Estimates above for further explanation.

Details regarding this resource estimate are available in the Company’s 2008 Annual Report and in its filings available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

3.1.3 Q1 2009 Developments

Exploration Activities

Following completion of the Balsamo deposit delineation drilling and January 2008 resource estimate, the Company’s El Dorado drill program has focused on the exploration for new gold zones within the central part of the project area, in the vicinity of the Minita, South Minita and Balsamo deposits that form the foundation of the project’s gold and silver resources. During the course of its Balsamo deposit drilling, the Company identified two new gold-bearing veins to the east of the Balsamo structure known as Cerro Alto and La Luz, and during Q1 2009 continued drilling these structures as well as the strike extensions of the Balsamo vein.

While the Company continues to intersect many non-outcropping gold-bearing veins, no new deposits at El Dorado have conclusively been discovered since completion of the Balsamo deposit delineation drilling. A complete list of drill results from the El Dorado property is available on the Company’s website.

In July 2008 Pacific Rim suspended drilling activity at the El Dorado project, which had been ongoing since the Company acquired the project in 2002, as part of an overall planned slowdown in exploration and investment activity in El Salvador. The Company’s suspension of significant exploration activity will continue until such time as the Government of El Salvador signals its willingness to proceed with development of El Dorado by granting the long sought-after mining permit (see Section 3.1.4 below). In conjunction with the El Dorado drill program suspension, the Company began reductions in its El Salvador labour force with the lay off of 42 of the Company’s approximately 250 local employees. Roughly 120 additional El Salvador-based employees were laid off during and subsequent to Q1 2009 and further staff reductions are anticipated.

Pacific Rim is not abandoning its El Salvadoran assets and is continuing in earnest its wide-ranging diplomatic efforts to secure a mining permit for its flagship El Dorado gold project. The Company will continue to conduct the exploration work necessary to maintain its El Salvador properties in good standing.

Economic Studies

A full feasibility study for the El Dorado project was initiated in fiscal 2007. Completion of the feasibility study was deferred by the Company in late fiscal 2007 in order to include the resources being drilled at the Balsamo deposit.

During Q1 2009 work on the El Dorado project feasibility study was restarted. The El Dorado feasibility study is being led by SRK Consulting and will include an underground mine plan for the Minita, South Minita and Balsamo deposits, processing facility and tailings impoundment designs, and an economic analysis of the proposed combined operation. It is expected to be completed by December 2008.

3.1.4 Permitting

A thorough description of the process for obtaining an exploitation concession (aka mining permit) under El Salvadoran law, and Pacific Rim’s efforts to obtain approval of its El Dorado Environmental Impact Study (“EIS”) as a precursor to approval of the El Dorado exploitation concession are available in the Company’s 2008 Annual Report.

Pacific Rim has experienced lengthy delays in the processing of its El Dorado exploitation concession application, which largely relies on regulatory approval of the EIS. Nearly two-years have passed since the EIS was submitted in its final form to the El Salvadoran Environmental and Natural Resources Ministry (“MARN”), during which time MARN has failed to take action on its approval. This in turn is preventing a resolution to the Company’s exploitation concession application. There were no developments toward approval of the El Dorado EIS, and hence, the El Dorado exploitation concession during Q1 2009.

The Company’s rights in El Salvador are being ignored by the Government of El Salvador. Pacific Rim and its subsidiaries have met all of their responsibilities under the country’s existing mining law and are committed to the protection of their rights in El Salvador. The Company is continuing to actively seek an suitable resolution to the El Dorado permitting issue with the Government of El Salvador, however, should no such solution develop in the near term, Pacific Rim and its subsidiaries will be forced to pursue legal recourse, including through The Central American Free Trade Agreement (“CAFTA”) and El Salvadoran law. The Company has retained the Washington, DC legal firm of Crowell & Moring to represent it should it choose to proceed in the future with CAFTA arbitration.

3.1.5 Summary

The El Dorado gold project is the cornerstone of Pacific Rim’s growth strategy and currently represents the Company’s sole material exploration project. The project has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined plus a further 0.3 million gold equivalent ounces Inferred. Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the deposits are expected to be relatively low cost to produce from underground workings. Importantly, the El Dorado deposits are also environmentally clean and their production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes however, its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the El Salvador government.

Substantially all of the $2.4 million the Company spent on direct exploration costs during Q1 2009 was expended on the El Dorado project, primarily on exploration drilling and community relations initiatives. The Company has reduced its expenditures at El Dorado and will continue the drill program suspension until such time as the El Dorado exploitation concession is secured and development activities can commence. At a minimum, exploration activities required to keep the El Dorado property in good standing will be made during the remainder of fiscal 2009.

3.2 Santa Rita Gold Project, El Salvador

The Santa Rita project is a 48.6 square kilometre (4,860 hectare) exploration license in central El Salvador staked by Pacific Rim in July 2005 after its regional reconnaissance program in El Salvador resulted in the discovery of gold-bearing quartz-calcite boulders. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s El Dorado project, though the two projects host separate epithermal systems.

Readers are referred to the Company’s 2008 Annual Report for a thorough description of the Santa Rita project claims and exploration targets.

During Q1 2009, Pacific Rim undertook a 9-hole drill program that tested the Trinidad vein system over a strike length of approximately 500 meters. Results are currently pending and will be released when received and compiled.

The Company intends to limit its Santa Rita exploration work through the remainder of fiscal 2009 to trenching and sampling until such time as the El Dorado exploitation concession is granted. Exploration expenditures will be restricted to amounts necessary to maintain the Santa Rita exploration licences in good standing.

3.3 Zamora-Cerro Colorado Gold Project, El Salvador

The Zamora and Cerro Colorado claims comprise a 125 square kilometre land package located 50 kilometers north of San Salvador, in El Salvador. The Zamora-Cerro Colorado claims cover a large gold-bearing epithermal system situated on the same regional gold belt that hosts the Company’s El

Dorado and Santa Rita gold systems in El Salvador and a number of million-plus ounce gold systems in Guatemala.

Readers are referred to the Company’s 2008 Annual Report for a thorough description of the Zamora-Cerro Colorado project claims and exploration targets.

No material developments occurred on the Zamora-Cerro Colorado project during Q1 2009. The Company intends to limit its expenditures on the Zamora-Cerro Colorado project through the remainder of fiscal 2009 to those necessary to keep the exploration licences over this property in good standing while the Company awaits receipt of the El Dorado exploitation concession.

3.4 Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company focuses solely on low-sulfidation epithermal gold systems, which are environmentally-clean, high grade, and low cost.

In late fiscal 2008 the Company shifted the focus of its highly successful grassroots exploration initiatives out of El Salvador and into Costa Rica and southeast Guatemala. These two jurisdictions offer outstanding gold potential and have established mining industries. Using its unique understanding of epithermal gold systems in the Central American Gold Belt, particularly within El Salvador, Pacific Rim has been very successful in locating new, high grade gold-bearing systems and is ideally equipped to apply this formula for discovery to neighbouring jurisdictions including Guatemala and Costa Rica.

The Company has filed for two large exploration concessions in the Las Juntas de Abongares and La Union mining districts in Costa Rica, anticipating that country’s decision to fully re-open the doors to responsible gold mining and the signing of CAFTA. These projects host epithermal vein systems with significant historic gold production. Drill targets on these projects will be evaluated during fiscal 2009. No significant exploration work was conducted on the Company’s Costa Rica properties during Q1 2009.

Pacific Rim is conducting grassroots reconnaissance and evaluating potential project acquisitions in Guatemala, where the Company can apply its geologic understanding of the relationship between low-sulfidation type epithermal gold deposits and the volcanic history of Central America to a grassroots reconnaissance effort. Two gold mines (both epithermal vein systems similar to the Company’s El Dorado and Santa Rita systems in El Salvador) have gone into production in the past decade in Guatemala along the Central American Gold Belt that also hosts Pacific Rim’s El Salvador gold deposits. Guatemala has outstanding gold potential and has seen little modern exploration investment. With its positive reputation and track record of community involvement and environmental sensitivity, the Company has been welcomed and encouraged by Guatemalan government officials to pursue its exploration goals within the country. The Company did not make any Guatemalan property acquisitions during Q1 2009.

4. Review of Mining Operations

Pacific Rim is 49% joint venture owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Rawhide Mining Company (“Kennecott”), a subsidiary of Rio Tinto Plc, is 51% joint venture owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

4.1 Gold and Silver Production

Production Highlights

	Three Months Ended July 31, 2008	Three Months Ended July 31, 2007
Ounces gold produced*	2,227	3,042
Ounces silver produced*	19,331	26,634
Total cash production cost per ounce	$521	$246
Ounces gold sold	2,000	1,500
Ounces silver sold	-	25,000
Average realized gold price	$904	$679
Average actual gold price	$905	$663

*Pacific Rim’s 49% share of Denton-Rawhide production

Pacific Rim’s share of production from the Denton-Rawhide operation during Q1 2009 was 2,227 ounces of gold and 19,331 ounces of silver at a total cash production cost of $521 per ounce of gold produced (calculated as per industry standards and net of silver credits). During Q1 2008, Pacific Rim’s share of production was 3,042 ounces of gold and 26,634 ounces of silver at total cash production costs of $246 per ounce. Cash production costs per ounce of gold increased quarter over quarter primarily due to the ongoing decreases in production since the cessation of active mining at the operation, which provides fewer ounces over which to spread the operating costs. Furthermore, Q1 2008 production costs include a credit for silver sales for which there is no corresponding credit in Q1 2009.

Q1 2009 gold production from Denton-Rawhide was approximately 27% lower than in the same period a year earlier. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation that was further impacted during Q1 2009 by the removal of the Merrill-Crowe circuit, which is being substituted by an expansion of the carbon circuit. This substitution commenced during fiscal 2008 and was completed subsequent to the end of Q1 2009. Replacing the Merrill-Crowe with an expanded carbon circuit is expected to cut processing costs by reducing the cost of consumables. Silver production will decline under this processing plan, however, the cost savings are expected to exceed the value of the portion of silver no longer recovered.

A variety of techniques are being employed at the Denton-Rawhide mine to maximize gold production as the operation continues through the residual leach phase. These efforts may result in short term increases in gold production at Denton-Rawhide but are not expected to materially offset the long term slowdown in production which is typical of residual leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the remainder of fiscal 2009. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

The London Gold Fix gold price closed at $853 per ounce on May 1, 2008 (the first trading day in Q1 2009) and $918 per ounce on July 31, 2008 (the last trading day in Q1 2009), with closing prices ranging between $853 and $986 during the three-month period of May 1 to July 31, 2008.

4.2 Forward Sales

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2008, Pacific Rim no forward sales contracts in place and no new contracts were established during the quarter. Pacific Rim’s forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

4.3 Denton-Rawhide Property Purchase and Sale Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners (“Rawhide Joint Venture”), signed a Property Purchase and Sale Agreement (the “Agreement”) with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV concerning the lands occupying the Denton-Rawhide open pits, which are no longer in operation. NRRG intends to operate an approved landfill business utilizing the open pits as a site for the disposal of non-hazardous municipal waste. In return, NRRG will pay tipping fees to the Rawhide Joint Venture over the life of the landfill operation, which Pacific Rim estimates will amount to US $103 million in cash to the Company’s credit over the multi-decade life of the proposed operation, as well as a $1.5 million up-front payment to the Rawhide Joint Venture ($0.5 million upon signing of the Agreement – paid in trust, and $1.0 million upon closing). The Agreement includes a provision whereby NRRG can buyout future tipping fees according to a net present value formula that is currently estimated at approximately US $29 million to the Company.

In November 2007 the Rawhide Joint Venture and NRRG signed an amendment to the Agreement extending the closing date of the sale to on or before October 31, 2008. All other material details of the Agreement remain the same.

Readers are referred to the Company’s 2008 Annual Report for additional details pertaining to the Agreement. The Company anticipates closing the Agreement, on schedule, on or before October 31, 2008 (during the Company’s second quarter of fiscal 2009).

5. Results of Operations

For the three month period ended July 31, 2008, Pacific Rim recorded a loss of $(3.3) million or $(0.03) per share, compared to a loss of $(1.5) million or $(0.01) per share for the three month period ended July 31, 2007. The $1.8 million increase in net loss for Q1 2009 compared to Q1 2008, despite a moderate increase in revenues, is primarily related to increased mine operating costs and increased general and administrative costs.

5.1 Mine Operating Income

Revenue, consisting entirely of the sale of gold and silver bullion from the Denton-Rawhide mine, was $1.8 million in Q1 2009, compared to $1.3 million in Q1 2008. The increase in revenue quarter over quarter is attributable to significant improvements in the average realized gold price ($904 per ounce for Q1 2009 compared to $679 per ounce for Q1 2008) that offset the decrease in gold production from the Denton-Rawhide mine (2,227 ounces of gold for Q1 2009 compared to 3,042 ounces for Q1 2008).

Cost of sales was $1.3 million in Q1 2009 compared to $0.2 million in Q1 2008. This $1.1 million increase quarter over quarter is due to rising operating costs at the Denton-Rawhide mine ($1.2 million during Q1 2009 compared to $0.1 million during Q1 2008).

As a result of the decrease in revenues between Q1 2008 and Q1 2009, and increase in mine operating costs, mine operating income decreased by $0.6 million quarter over quarter, from $1.1 million in Q1 2008 to $0.5 million in Q1 2009.

5.2 Expenses

Net non-operating expenses increased during Q1 2009 to $3.7 million from $2.6 million during Q1 2008.

Despite the slow down in activity, exploration expenditures increased marginally quarter over quarter, from $2.3 million during Q1 2008 to $2.5 million during Q1 2009 primarily due to the resumption of expenditures related to the El Dorado feasibility study.

General and administrative expenses increased between Q1 2008 ($0.7 million) and Q1 2009 ($1.3 million) primarily as a result of increased legal fees as well as increased expenditures related to the Company’s year end regulatory filings.

The Company realized interest income of $0.1 million in each of Q1 2008 and Q1 2009, earned on cash and short term investments held during each of the above 3 month periods.

The Company booked an unrealized foreign exchange loss of $0.1 million during Q1 2009 compared to an unrealized foreign exchange gain of $0.3 million during Q1 2008. The decrease in foreign exchange gain quarter over quarter primarily reflects the decrease in the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand.

5.3 Unusual Items

There were no unusual items booked in either Q1 2009 or Q1 2008.

5.4 Summary

As a result of the decrease in mine operating income and increase in expenses, the Company realized an after-tax loss for Q1 2009 of $(3.3) million or $(0.3) per share, compared to a loss of $(1.5) million ($(0.01) per share) for Q1 2008.

6. Summary of Quarterly Results

Summary of Quarterly Results (unaudited)(all amounts in thousands of US dollars, except per share amounts)

	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007
Revenue	$1,808	$1,493	$2,095	$2,753	$1,339	$3,088	$1,044	$2,595
Cost of Sales	$1,332	$1,876	$1,807	$2,177	$224	$2,340	$544	$1,728
Net non-Operating Expenses	$3,745	$4,632	$3,991	$3,449	$2,574	$3,880	$3,384	$3,209
Net loss	$(3,269)	$(6,033)	$(3,703)	$(1,539)	$(1,459)	$(3,042)	$(2,974)	$(1,355)
Net loss per share - basic and diluted	$(0.03)	$(0.06)	$(0.03)	$(0.01)	$(0.01)	$(0.03)	$(0.03)	$(0.01)

Though the Company’s revenues are not materially cyclical, both revenues and mine operating costs vary quarter to quarter depending on gold production levels, gold sales during the quarter and the price of gold realized. In general, gold production at the Company’s Denton-Rawhide operation is declining as is typical and expected in the residual leaching phase of a heap leach operation.

As the Company makes minimal use of gold forward sales, the price of gold realized is closely linked with spot gold prices which have fluctuated over the past eight quarters. From quarter to quarter, the number of ounces of gold sold may differ from the number of gold ounces produced, the difference being reflected in variations in bullion inventory on the Company’s balance sheet. During quarters when the number of gold ounces sold is substantially less than the number of gold ounces produced (for example, during Q4 2008, Q1 2008 and Q3 2007), bullion inventory increases and revenues tend to be lower (unless increases in the price of gold realized offset the difference) and mine operating costs, which are recorded based on gold ounces sold rather than produced, will decrease. When the ‘excess’ bullion inventory is subsequently sold, the reverse effect is seen (for example, during Q3 2008, Q2 2008 and Q4 2007). During Q1 2009, the number of gold ounces sold was similar to the number of gold ounces produced.

Expenses have generally risen over the past eight quarters as the Company has increased its expenditures on El Salvador-based social and environmental programs, on top of its El Dorado drill program. Exploration expenditures related to the El Dorado feasibility study have partially offset the recent reduction in drilling costs. In addition to exploration expenses, general and administrative expenses have generally risen over the past eight quarters in relation to increases in legal, auditing and other regulatory fees.

Aside from unusual events and expenses, net income (loss) varies quarter to quarter depending on mine operating income, which is primarily affected by production rates, gold sales and the realized gold price, and non-operating expenses.

7. Liquidity

During Q1 2009 Pacific Rim’s cash and cash equivalents decreased by $1.2 million from $1.9 million at the end of fiscal 2008 to $0.7 million at the end of the Company’s first quarter of fiscal 2009. At July 31, 2008 short term investments (consisting of short term, redeemable guaranteed investment certificates and bankers acceptances) were $2.0 million compared to $4.2 million at April 30, 2008. Inventory, consisting of production inventory in process at the Denton-Rawhide mine and bullion inventory not yet sold, was $1.2 million at July 31, 2008 compared to $1.3 million at April 30, 2008. The total of cash and cash equivalents, short term investments and bullion inventory (which in the Company’s opinion are collectively equivalent to cash, being available to cover short-term cash requirements) was $3.7 million at July 31, 2008 compared to $7.2 million at April 30, 2008, a decrease of $3.5 million.

During Q1 2009 the Company received cash flow from the following sources: $0.1 million from Denton-Rawhide operations, $2.2 million in net redemptions of short term investments. Outlays of cash during the year included: $2.3 million in direct exploration expenditures, $1.1 million in direct general and administrative expenses and $0.2 million in the purchase of property, plant and equipment. The net of these cash inflows and outlays was a decrease in cash and cash equivalents of $1.2 million during the Company’s first quarter of fiscal 2009.

7.1 Cash Flow Used For Operating Activities

The Company’s net loss during Q1 2009 was $(3.3) million compared to $(1.5) million during the same period a year earlier. These losses were offset in part by a number of non-cash operating and working capital items including: depletion, depreciation and amortization of $0.1 million for each of Q1 2009 and Q1 2008; stock-based compensation of $0.2 million in Q1 2009 (compared to $0.1 million in Q1 2008; a change in accounts payable and accrued liabilities of $(0.4) million for Q1 2009 (compared to $(0.7) million for Q1 2008); and a negligible change in inventories for Q1 2009 (compared to $(0.9) million for Q1 2008). As a result, cash flow used for operating activities was $(3.3) million in Q1 2009 compared to $(3.0) million in Q1 2008.

7.2 Cash Flow Provided by Investing Activities

During Q1 2009 net redemptions from the Company’s temporary investments totaled $2.3 million (compared to $2.4 million during Q1 2008). A portion of these redemptions were invested in purchases of property, plant and equipment; $0.2 million for Q1 2009 related to capital projects at the Denton-Rawhide mine compared to $1.0 million for Q1 2008 related to the purchase of surface rights required for the proposed mine infrastructure site at the El Dorado project. As a result, cash flow provided by investing activities was $2.1 million during Q1 2009 and $1.4 million during Q1 2008.

7.4 Contractual Obligations

The Company’s contractual obligations have not materially changed from those disclosed in its 2008 Annual Report.

8. Capital Resources and Financial Condition

At July 31, 2008, the book value of Pacific Rim’s current assets stood at $4.1 million, compared to $7.7 million at April 30, 2008, a reduction of $3.6 million. The decrease in current assets is primarily a result of redemptions of short term investments (into cash) and subsequent cash expenditures as outlined in Sections 6 and 7 above. Property, plant and equipment and closure fund balances did not change significantly during the Company’s first quarter of fiscal 2009 and were valued at $6.8 million and $3.8 million respectively at July 31, 2008 and April 30, 2008. The Company’s total assets at the end of its first quarter of fiscal 2009 were $14.7 million compared to $18.3 million at the end of fiscal 2008.

At July 31, 2008, Pacific Rim had current liabilities of $2.5 million compared to $2.9 million at April 30, 2008. The $0.4 million decrease in current liabilities is due to a decrease in accounts payable, reflecting invoices received but not paid at July 31, 2008. Future income tax liability, asset retirement obligations, pension and post-retirement benefit liability and severance liability did not change between the fiscal 2008 year end and the end of the Company’s first quarter of fiscal 2009 and were valued at $1.0 million, $1.6 million, $0.1 million and $0.4 million respectively. Currently, Pacific Rim has no short- or long-term debt.

The $3.6 million decrease in current assets offset in part by the $0.4 million decrease in current liabilities, resulted in a $3.1 million reduction in working capital from $4.7 million at April 30, 2008 to $1.6 million at July 31, 2008.

The Company has substantially reduced its El Salvador exploration programs and anticipates continuing to operate at these reduced levels during fiscal 2009, until such time as the El Dorado exploitation concession permit is received. The Company’s exploration plans for the remainder of fiscal 2009 are:

  to complete work on the El Dorado project feasibility study, expected to be completed by December 2008.
  to conduct a mapping and surface sampling program on the Company’s two Costa Rican properties and to launch a grassroots reconnaissance program in Guatemala to continue to advance the El Dorado, Santa Rita and Zamora-Cerro Colorado projects by mapping, surface sampling and trenching, maintaining the licences in good standing.

The Company anticipates that its fiscal 2009 exploration plans as outlined above will cost approximately $1.0 million and that general and administrative costs will decrease compared to fiscal 2008 expenditures due to anticipated staffing reductions. If regulatory and political conditions warrant, and adequate financing is available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for fiscal 2009. In order to undertake an expanded exploration program the Company may require additional financing during fiscal 2009. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Though the Denton-Rawhide operation is expected to contribute funds over the coming fiscal year that will be used for exploration or general and administrative expenses, the operation’s contributions to the Company’s cash available for exploration is decreasing annually and in fiscal 2009 it is not expected to contribute significant amounts to the Company’s available working capital. The Company anticipates receiving cash flow from tipping fees related to the sale of the Denton-Rawhide open pits (see Section 4.3), as defined under the terms of the Denton-Rawhide Property Purchase and Sale Agreement expected to close in October 2008 once the landfill becomes operational. Substantial additional financing will be required if the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado during the coming fiscal year.

9. Proposed Transactions

Pacific Rim is continually reviewing project acquisitions and other opportunities that could enhance shareholder value.

The Property Purchase and Sale Agreement signed between the Rawhide Joint Venture (of which the Company is a 49% participant) and NRRG concerning the lands occupying the Denton-Rawhide open pits has not yet closed. The anticipated closing date of the amended Agreement is October 31, 2008. Readers are referred to Section 4.3 for additional information.

There are currently no other transactions in process or under contemplation by management or the board of directors that would affect the financial condition, results of operations or cash flows of the Company.

10. Related Party Transactions

No related party transactions occurred during Q1 2009.

11. Accounting Estimates and Policies

11.1 Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the carrying value of mineral properties and property, plant and equipment, gold in process inventories, closure costs and stock based compensation. Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, and changes in government policy.

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by subsequent resource estimates, the most recent of which was completed in January 2008 (see Section 3).

The Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable. If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.

The current inventories recorded in Pacific Rim’s consolidated financial statements includes the Company’s portion of gold in process inventories at the Denton-Rawhide gold mine. The cost of the gold in process inventory was estimated by Kennecott, operator of the Denton-Rawhide mine. The gold in process inventory cost estimate is based on the cost of gold in the process of being recovered.

Pacific Rim, in partnership with Kennecott as joint venture partners at the Denton-Rawhide operation, has the responsibility to conduct closure measures upon completion of activities at the mine. Kennecott has estimated closure costs of $4.3 million ($2.1 million attributable to the Company) for the Denton-Rawhide gold mine based on standard reclamation procedures employed at comparable sites and under comparable conditions. The estimated cost of completing closure activities at Denton-Rawhide is uncertain and may be impacted in the future by unforeseen technical issues and/or potential changes in environmental laws.

The Company makes significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings, which have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet. Using the Black-Scholes Option Pricing Model, management has made estimates of the life of stock options and warrants, the expected volatility and the expected dividend yields that could materially affect the fair market value of these securities. The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

Readers are referred to Note 2 to the consolidated financial statements for additional information about Accounting Estimates and Policies.

11.2 Changes in Accounting Policies

On May 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants. These changes were adopted on a retroactive basis with no restatement of prior year financial statements. The new accounting standards are as follows:

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, “Financial Instruments – Disclosure” and section 3863, “Financial Instruments – Presentation”. These sections require the Company to provide disclosure to enable users to evaluate the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments the Company is exposed to during the reporting period and as at the balance sheet date, and how the Company is managing those risks. Disclosures required by this standard are included in Note 8 of the July 31, 2008 consolidated financial statements.

Effective May 1, 2008, the Company adopted CICA Handbook section 1535, “Capital Disclosures”. This section requires the Company to provide disclosures to enable users to evaluate the Company’s objectives, policies and processes for managing capital. Disclosures required by this standard are include in Note 9 of the July 31, 2008 consolidated financial statements.

Effective May 1, 2008, the Company adopted CICA Handbook section 3031, “Inventories”, which replaces section 3030, “Inventories”. The new section establishes standards for the measurement and disclosure of inventories, including the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard did not have a material impact on the consolidated financial statements.

11.3 New Accounting Standards

A synopsis of new accounting standards is provided below.

11.3.1 International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2010. The impact of the transition to IFRS on the Company’s consolidated financial statements is not yet determinable.

12. Financial Instruments

12.1 Gold Forward Sales

The Company periodically enters into derivative instruments to mitigate exposures to fluctuations in gold commodity prices. There were no gold forward sales contracts in place at the commencement of the Company’s first quarter of fiscal 2009, and the Company did not enter into any new contracts during the quarter.

12.2 Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, short term investments, closure fund balances and receivables, deposits and prepaids. The Company deposits cash and cash equivalents, short term investments and closure fund balances with international financial institutions.

12.3 Interest Rate Risk

The Company does not have any significant interest rate risk as all short term investments and closure fund investments are held in instruments with guaranteed interest rates.

12.4 Fair Values

As at July 31, 2008, the Company’s carrying values of receivables, deposits and accounts payable approximate fair values due to their short terms to maturity.

13. Environmental Matters

Readers are referred to the Company’s 2008 Annual Report for a thorough description of environmental matters related to its U.S. and International operations.

14. Controls and Procedures

14.1 Disclosure Controls and Procedures

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information related to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

There has been no change in the Company’s disclosure controls during the three months ended July 31, 2008 that has materially affected, or is reasonably likely to materially affect, its control over disclosures.

14.2 Internal Controls over Financial Reporting

Management has designed internal control over financial reporting, or caused it to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Any system of internal control over financial reporting, regardless of how well designed, has inherent limitations. As such, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in the Company’s internal controls over financial reporting during the three months ended July 31, 2008 that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

15. Risks and Uncertainties

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company’s sole source of income, from gold production at the Denton-Rawhide residual leach operation, is generally decreasing with time and is not sufficient to fund the Company’s typical exploration and general and administrative expenses. The risk factors that could affect the Company’s future results include, but are not limited to, those items discussed below.

15.1 Exploration, Development and Operating Risks

Resource exploration, development, and operations is a highly speculative business that involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of precious metals and other minerals may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish economically viable mineral deposits, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. The potential for any project to eventually become an economically viable operation depends on numerous factors including: the quantity and quality of the minerals discovered if any, the proximity to infrastructure, metal and mineral prices (which vary considerably over time) and government regulations. The exact effect these factors can have on any given exploration property can not accurate be predicted but the effect can be materially adverse.

Except for the Denton-Rawhide mine, which has ceased mining activity and is in a residual leaching phase, and the El Dorado Project, on which proven and probable reserves were defined in 2005, none of the Company's properties have a known body of ore and the Company’s proposed exploration programs are an exploratory search for ore.

Although mineral resource and reserve estimates included in this document (and/or in previous regulatory documents filed by the Company) have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale ore recovery.

The El Dorado Project is the Company’s principal exploration property, which along with its secondary grassroots exploration projects Santa Rita and Zamora-Cerro Colorado, is located in El Salvador. As with most jurisdictions, El Salvador imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. Nonetheless, there can be no assurance that additional significant restrictions will not be placed on the Company's existing or future properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all of the physical hazards and risks normally encountered in the exploration, development and production of precious metals and other minerals including unusual or unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. It may not be possible to insure against these risks, or for economic reasons the Company may elect not to insure against these risks. The payment of liabilities as a result of the occurrence of any of these hazards may have a material adverse effect on the Company’s financial position.

There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

15.2 Reliability of Mineralization Estimates

Although the Company has assessed the mineral resource estimates presented herein and mineral resource and reserve estimates documented in other regulatory filings, and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

15.3 Title to Properties

The Company has applied for an exploitation concession over a portion of its El Dorado Project exploration licence area and has carried out the studies required by the authorities for this concession, including an EIS. The approval of the El Dorado EIS by the El Salvadoran government is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty if or when the authorities in El Salvador will approve the El Dorado EIS or grant the Company an exploitation concession. The exploitation concession application area covers ground protected by an exploration licence granted to the Company that nominally expired in January 2005. Legal opinions secured by the Company indicate that El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the application is in process, despite the underlying exploration licence having expired. There can be no assurance however that this opinion will not be challenged by regulatory authorities or other third parties and that the Company’s legal rights to explore within the exploitation concession application area will be upheld indefinitely pending the outcome of the application process.

The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. The Company has investigated and believes it has good title to its properties. However, there is no guarantee that adverse claims to title will not arise in the future, nor can the Company express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions.

15.4 Government Law, Environmental and Other Regulatory Requirements

The Company's El Dorado, Santa Rita and Zamora-Cerro Colorado Projects are located in El Salvador and the Company holds or may acquire exploration properties in other North, Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.

As disclosed in Section 3.1.4, the Company has experienced significant delays in the processing of its El Dorado EIS and exploitation concession application, and may as a result be forced to consider legal recourse through CAFTA and/or El Salvadoran law. There can be no assurance that the Company will be successful in obtaining its sought-after El Dorado exploitation concession, or that any legal challenges it may choose to undertake in order to resolve the Government of El Salvador’s failure to process the El Dorado EIS and/or exploitation concession application will be successful.

15.5 History of Losses

The Company has a history of losses and may continue to incur losses for the foreseeable future. As of July 31, 2008, the Company had an accumulated deficit of $78.1 million. The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for the coming fiscal year and beyond. There can be no assurance that the Company will realize revenue growth or achieve profitability.

15.6 Financing Risks

The Company’s sources of financing include current cash and cash equivalents, temporary investments and bullion balances combined with the expected cash generated from leaching activities at Denton-Rawhide. The Company utilizes these funding sources to finance its exploration activities and general and administrative expenses, and though many corporate costs are fixed, the Company is able to adjust its exploration expenses to reflect its current and anticipated working capital balances. Additional financing may be required in order to meet the Company’s immediate and long term exploration and general and administrative costs, or the Company’s exploration program expenditures may need to be reduced. Furthermore, current working capital balances are not sufficient to fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. There can also be no assurance that the underlying assumed levels of expenses will prove to be accurate.

There is no assurance that operating cash flow from Denton-Rawhide will be sufficient or that additional funding will be available to the Company in the future to conduct long term exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

15.7 Metal Price Volatility

The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is outside the Company’s control. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewellery demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

15.8 Forward Selling Activities

The Company may utilize forward sales contracts to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from forward selling relates to the possible failure of the counter-parties to honour their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sale contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

15.9 Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

15.10 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will declare their potential conflict and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

15.11 Competition for Other Assets

Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

15.12 Currency Fluctuations

The Company's offices and primary activities are currently located in Canada, the United States, and El Salvador. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

15.13 Adequacy of Insurance Coverage

The mining industry is subject to significant inherent risks and hazards. While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

15.14 Changes to the Mining Law of 1872

The majority of the Denton-Rawhide mine's processing activities are located on unpatented lode and millsite claims located on U.S. federal public lands. The right to use such claims are granted under the General Mining Law of 1872. Unpatented mining claims are unique property interests in the United States, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. The U.S. Congress is considering a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things: impose a royalty on the production of metals or minerals from unpatented mining claims; reduce or prohibit the ability of a mining company to expand its operations; and require a material change in the method of exploiting the reserves located on unpatented mining claims. All of the foregoing could adversely affect the economic and financial viability of operations at Denton-Rawhide.

15.15 Reclamation Risks at Denton-Rawhide

The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. A reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection and is currently awaiting approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company. $4.5 million in reclamation and severance costs have already been incurred, leaving an estimated $5.3 million to be expended in the future, of which $2.6 million is to the Company’s account. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although the Company’s closure fund balance of $3.7 million is believed to be sufficient to cover all remaining closing costs for which it is responsible, the estimate may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

15.16 Environmental Risks and Hazards

The Company’s exploration, development and operational activities are subject to environmental regulation in the various jurisdictions in which it operation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may also exist on the Company’s properties that are currently unknown to the Company and that have been caused by previous or existing owners of operators of the properties.

Environmental approvals and permits are currently, and may in the future, be required in connection with the operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing in its exploration, development or mining activities or from proceeding with its exploration or development plans for current properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions that cause exploration, development or mining activities to cease or be curtailed and may include corrective measures requiring capital expenditures or remedial actions. In such an event, the Company could be required to compensate those suffering loss or damage by reason of the Company’s activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to existing environmental laws and regulations governing exploration, development and mining activities of mining companies, or more stringent application of current laws and regulations could have a material adverse impact on the Company causing increases in exploration expenses, capital expenditures or production costs, or a reduction in production levels at producing operations, or require abandonment or delays in development of new mining properties.

15.17 Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, Canadian Securities Administrators, the AMEX and the TSX. The Company expects these rules and regulations to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of the regulations to which it must comply, including Sarbanes-Oxley Section 404 and Multilateral Instrument 52-109. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the

Sarbanes-Oxley Act of 2002 and/or Multilateral Instrument 52-109 could be impaired, which could cause the Company's stock price to decrease.

15.18 Future Sales of Common Shares by Existing Shareholders

The sale of a large number of common shares of the Company in the public markets, or the potential for such sales, could decrease the trading price of the Company’s common shares and could negatively impact the Company’s ability to raise capital through future sales of common shares.

15.19 Foreign Private Issuer Status

The Company is currently designated a ‘foreign private issuer” as defined in Rule 3B-4 under the U.S. Securities and Exchange Act of 1934 (as amended) for the purposes of U.S. securities law, which allows the Company to use the Multi-Jurisdictional Disclosure System (“MJDS”). In order to maintain this status, the Company must not have any of the following: (i) a majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the U.S., or (iii) the business of the Company is principally administered in the U.S. The Company may in the future lose its foreign private issuer status if it fails to meet any of the aforementioned criteria.

The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer it would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from the American Stock Exchange corporate governance requirements that are available to foreign private issuers. This could have a materially adverse impact on the Company’s corporate overhead costs and its ability to raise future financing.

16. Outstanding Share Data

The following table outlines the common shares outstanding at and subsequent to the end of the Company’s first quarter of fiscal 2009:

Number of Common Shares
Balance on July 31, 2008	116,915,460
Shares issued subsequent to period end	-
Balance on September 10, 2008	116,915,460

17. Outlook

Going forward, Pacific Rim will continue to operate a reduced exploration program within El Salvador until such time as the Company receives the permit for the El Dorado exploitation concession. Without receipt of this permit, or final approval of its El Dorado EIS, which would strongly indicate the Government of El Salvador’s intention to grant the El Dorado exploitation concession, the Company does not intend to invest the millions of dollars in exploration in El Salvador, either on the El Dorado project or its grassroots Santa Rita or Zamora-Cerro Colorado projects, it has in previous years. The Company anticipates expending approximately $1.0 million on exploration during fiscal 2009, which will be spent on low cost mapping, sampling and trenching programs at El Dorado, Santa Rita and Zamora-Cerro Colorado, as well as initial exploration and prospecting on its new Costa Rican gold projects, and on limited community relations programs in the El Dorado and surrounding area. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities.

The Company will continue its extensive outreach efforts to federal and municipal government officials, church leaders, business leaders, and citizens while it seeks a resolution to the permitting issue. Pacific Rim’s history of supporting local inhabitants and building bridges with all stakeholders is well documented, is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it operates.

Should a negotiated resolution to the ongoing delays in obtaining the El Dorado exploitation concession, or other indications that a resolution may be forthcoming as described above not materialize in the near term, the Company intends to initiate legal proceedings under both CAFTA and El Salvadoran law to protect its rights regarding the future of the El Dorado project.

The Denton-Rawhide land sale agreement is expected to close during the Company’s second quarter of fiscal 2009, after which the Company intends to investigate methods by which it can monetize its long term royalty payment on the landfill operation proposed by the purchasers. Gold production at Denton-Rawhide is expected to continue at declining rates throughout the remainder of fiscal 2009 as is typical of residual leach operations.

18. Non-GAAP Measures

This document includes certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

	Q1 2009 Cash Production Costs (3 months ended July 31, 2008)	Q1 2008 Cash Production Costs (3 months ended July 31, 2007)
Operating costs	$1,204	$139
Silver credits realized	-	$(320)
Inventory Change	$(43)	$930

Cost base for calculation	$1,161	$749
Gold ounces produced	2,227	3,042
Cost base per gold ounce produced	$521	$246

19. Additional Sources of Information

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 40-F filing (available at www.sec.gov); and corporate website www.pacrim-mining.com.

20. National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.